United States securities and exchange commission logo





                          June 7, 2024

       David Stasse
       Chief Financial Officer
       Trinseo PLC
       440 East Swedesford Road, Suite 301
       Wayne, PA 19087

                                                        Re: Trinseo PLC
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            File No. 001-36473

       Dear David Stasse:

              We have reviewed your June 5, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 29, 2024 letter.

       Form 10-K for the Year Ended December 31, 2023

       Financial Statements, page F-1

   1. We note your response to comment 1. Please provide us with the calculations and corresponding
explanations which led to your determination that Americas Styrenics LLC was not significant in
any period presented pursuant to Rule 3-09 and Rule 1-02(w) of
                                                        Regulation S-X.
 David Stasse
Trinseo PLC
June 7, 2024
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameDavid Stasse
                                                         Division of
Corporation Finance
Comapany NameTrinseo PLC
                                                         Office of Industrial
Applications and
June 7, 2024 Page 2                                      Services
FirstName LastName